Exhibit 99.3

Sasol Limited group

Remuneration report

Remuneration report 2015

Dear shareholder

The Remuneration Committee (“the committee”)’s key objectives are to ensure that remuneration is competitive, globally applicable and sustainable. It has to stimulate a performance-driven culture over the short-term and long-term and align with shareholders’ interests. The policy should furthermore not be overly complex and should be transparent and easy to maintain.

The Committee again consulted various stakeholders on the features of Sasol’s remuneration policy. This input has been taken into account in designing a number of changes to our policy of which some will take effect from FY16. The committee, acting on behalf of the Sasol Limited Board, is of the view that the Sasol remuneration policy encapsulates a balanced package of reward practices which compares favourably with competitors, supports our employee value proposition and enables management to attract and retain the best talent to achieve our business goals and aspirations.

In this report, we present you with our remuneration policy as it applied to FY15, and report on remuneration outcomes for this year. In the table below we highlight some important policy changes as they were applied during FY15 together with the enhancements for FY16.

Remuneration
Component	FY15	FY16
Comparator group used for executive remuneration benchmarking purposes	Combination of South African and global companies:	Combination of South African and global companies more suited in terms of market capitalisation and business models:
	1. Anglo American	1. Anglo American
	2. AngloGold Ashanti	2. AngloGold Ashanti
	3. BHP Billiton	3. BASF
	4. BP	4. BG Group*
	5. Chevron	5. BHP Billiton
	6. ConocoPhillips	6. BP
	7. ExxonMobil	7. Dow Chemical
	8. Gold Fields	8. ENI
	9. SAB Miller	9. Gold Fields
	10. Sappi	10. Hess
	11. Shell	11. Imperial Oil
	12. Total	12. Lyondellbasell Industries
13. Marathon Petroleum
14. Mondi
15. MTN Group
16. Occidental Petroleum
17. Phillips 66
18. SAB Miller
*To be replaced

Base Pay	Introduction of broad pay bands for greatly reduced number of job levels	The introduction of a new comparator group in terms of sector and the company’s market capitalisation.

Remuneration
Component	FY15	FY16
Short-Term Incentive (STI) Plan	• Targets linked to individual performance more broadly implemented throughout the Group.	• Revised Group Performance Targets to align with business plan and Business Performance Enhancement Programme targets.
	• Changed from EBITDA to Headline Earnings.	• Further reduced weighting on growth in Headline Earnings.
• Reduced weighting linked to earnings targets; yet retained these to ensure that there are still financial targets that will fund the incentive pay out.

Long-Term Incentive (LTI) Plan	• 100% of units granted to GEC members carry Corporate Performance Targets (CPTs).	• TSR comparators to include the MSCI Chemicals Index and exclude JSE RESI10.
	• Greater stretch in the targets.	• Further stretch built into the Corporate Performance Targets.
	• Introduction of dividend equivalents with respect to vested units.	• Introduction of a 2 year holding period after the vesting period for executives.
• Termination of accelerated vesting principles for executives leaving Sasol for reasons of retrenchment or retirement.

Share Ownership guideline	• Introduced for Executive Directors

The committee solicits and appreciates your support for Sasol’s remuneration policy.

Henk Dijkgraaf (Chairman)
Mandla Gantsho	Peter Robertson
Imogen Mkhize	Jürgen Schrempp

Introduction

With the aim of enhancing transparency, this remuneration report is split into three sections covering the following matters:

1.              Remuneration governance and the role of the committee

2.              Sasol’s remuneration policy for FY15, including planned FY16 changes

3.              Remuneration outcomes for FY15

The annexure following the remuneration report provides more detail on termination arrangements for prescribed officers.

Section 1: Remuneration governance

1.1 Overview

The committee’s role is to ensure remuneration arrangements support the strategic objectives of the group and enable the recruitment, motivation and retention of executives and employees at all levels, while complying with all requirements of law and regulation. The committee is mandated by the board to oversee all aspects of remuneration in accordance with the approved terms of reference. The terms of reference of the committee are reviewed annually by the board and are available on the company’s website at www.sasol.com. Reports of the committee meetings are presented to the board. Annually, a self-assessment of the effectiveness of the committee is undertaken.

The members of the committee for the year under review were:

•                  Mr HG Dijkgraaf (Chairman)

•                  Dr MSV Gantsho

•                  Ms IN Mkhize

•                  Mr PJ Robertson

•                  Prof JE Schrempp

The committee met four times during the year. Attendance is reported in the corporate governance report.

Sasol complies with the relevant remuneration governance codes and statutes that apply in the various jurisdictions within which it operates. As in previous years, all remuneration principles and practices stated in the King Code of Governance Principles for South Africa 2009 (King III Code) are applied, with the exception of one practice relating to the non-executive directors’ fee structure, which is explained in section 3.2.

1.2 Independent external advisors

The committee has continued to use independent external advisors from New Bridge Street, based in London, United Kingdom. New Bridge Street is a signatory to the UK Remuneration Consultants’ Code of Conduct. Vasdex Associates provides advice and services as requested by management and the company regularly participates in several external remuneration surveys globally, to inform benchmarking exercises.

1.3 Key definitions

For clarity, the following terms are used in this report in respect of the FY15 organisational structure:

•                  The term group executive committee (GEC) refers to the members of the executive committee, who are responsible for the design and execution of the organisation’s strategy and long-term business plans. All members of the GEC report to the President and CEO and are viewed as prescribed officers within the meaning of the Companies Act, no 71 of 2008, as amended (the Act). Members of the GEC are also referred to as Executive Vice Presidents (EVPs) and include the executive directors as well as the President and Chief Executive Officer (10);

•                  Group Leadership is defined as the level below the GEC (Senior Vice Presidents or SVPs) (35);

•                  Leadership is defined as the level below Group Leadership (Vice Presidents or VPs) (151); and

•                  Senior management is defined as the level below Leadership

1.4 Executive service contracts

The President and CEO is employed on a five year contract that commenced 1 June 2011 and will terminate on 30 June 2016, when he will retire from the group but continue to serve in an advisory capacity for a further 12 months. His service agreement is governed by Sasol’s policy for expatriate remuneration. Following an amendment to the company’s memorandum of incorporation, the term of the President and CEO is no longer specified.

Prescribed officers have permanent employment contracts with notice periods of up to three months. The contracts provide for salary and benefits to be offered to the executives as well as participation in incentive plans on the basis of performance and as approved by the board. GEC members are required to retire from the group and as directors from the board at the age of 60, unless requested by the board to extend their term.

1.5 Risk management

The following risk-mitigating controls form part of the remuneration policy:

Mix of remuneration elements

The committee determines each component of remuneration, both separately and in totality, and ensures that the components provide for a balanced pay mix driven by sustainable business performance. The incentive plans are designed such that a balance is obtained between retention and performance over the business development and performance cycle.

Mix of performance measures

A range of financial and non-financial measures is used in the incentive plans, assessed at Group, Business and Individual level, to ensure that performance related rewards are conditional upon achievement of a mix of measures. They aim to align with the interests of shareholders and reward for the achievement of targets that are set in conjunction with short-term and long-term business plans.

Other controls

The caps on the maximum pay-out under the short-term incentive plan mitigate against unintended and inappropriate rewards. The board has given the committee the discretion to approve the payments under all incentive plans. The Sasol Share Option Scheme terminates in December 2015; no further awards under the Sasol Share Appreciation Rights have been made since September 2012.

Sasol Clawback Policy

Clawbacks may be implemented by the board for:

•                  any material misstatement of financial statements or where performance related to non-financial targets has been misrepresented and such misstatement has led to the overpayment of incentives to executives;

•                  errors made in the calculation of any performance condition whether financial or non-financial and which resulted in an overpayment; and

•                  gross misconduct on the part of the employee leading to dismissal (where, had the gross misconduct been known prior to the incentive/incentive gains being paid, it would have resulted in the payment not being made).

Section 2: Remuneration Policy

2.1 Overarching principles of the remuneration policy

The committee annually reviews the remuneration policy to ensure that:

•                  it remains effective in supporting the achievement of the group’s business objectives;

•                  it is competitive and in line with best practices globally;

•                  it results in fair and equitable rewards for employees in relation to their contribution to the business, and

•                  it carries the support of our stakeholders.

The committee has discretion to alter rewards offered in terms of the policy but will only do so in exceptional cases and will disclose such changes or deviations from policy. Ongoing engagement with stakeholders providing feedback on our policy is taken into consideration by the committee when the policy is reviewed.

Sasol’s remuneration policy strives to reward corporate and individual performance through an appropriate balance of fixed pay, short-term and long-term variable pay components. The committee considers the targets set for the different elements of performance related remuneration to ensure that these are both appropriate and demanding in the context of the business environment as well as complying with the provisions of appropriate governance codes and statutes.

2.2 Key components of Sasol’s executive remuneration policy

The key components and drivers of Sasol’s executive remuneration structure are set out in the table below:

Remuneration
component	Strategic intent and drivers	Policy Application
Base salary	• Attraction and retention of key employees.	• In setting pay levels and increases, market practices, salary increases for the rest of the work force, projected inflation and the cost of annual base salary increase, are considered.
	• Internal and external equity.	• Base salary reflects individuals’ competence and is normally reviewed annually with individual performance differentiated salary adjustments effective from 1 October each year.
	• Rewarding individual performance.	• Distribution is around the median as informed by benchmarks.

Benefits	• External market competitiveness.	• Benefits include but are not limited to membership of a retirement plan and health insurance, disability and death cover to which contributions are made by both the company and the employee.
• Integrated approach towards wellness driving employee effectiveness and engagement.

Allowances	• Compliance with legislation.	• Offered in line with statutory requirements.
• Negotiated and contractual commitments.

Short-Term Incentive (STI) plan	Alignment with group and business unit or functional performance in terms of:	• Subject to the achievement of performance criteria, the short-term incentive is paid following approval at the September committee meeting.
	• Financial targets	• A single structure is applicable to all employees globally excluding, certain employees who are aligned with Mining production or sales commission arrangements.
• Broad-based Black Economic Empowerment (B-BBEE) (for South African employees only)
• Safety and Sustainability performance
• Reward performance against targets set at group, entity and individual levels including targets for major capital projects, sustainable targets and compliance issues where relevant.

Long-Term Incentive plan (LTI)

•        Alignment with both group performance and retention objectives in terms of:

•        Attraction and retention of senior employees;

•        Alignment with shareholders’ interests by linking the vesting of awards to the achievement of Corporate Performance Targets (CPTs) where LTI units can be forfeited or enhanced if targets are not met or exceeded, in terms of:

•        Efficiency

•        Compound Growth in Earnings

•        Relative Total Shareholders’ Return (TSR)

•        The long-term incentive arrangements are reviewed annually to ensure that they are appropriately aligned to strategic goals and provide an incentive for longer-term performance and aligned with shareholder value creation.

•        Awards are directly linked to the role and individual performance, and vesting depends on performance against group targets and service.

•        Awards are made upon appointment, promotion or in terms of the annual supplementary process.

•        Of the total award the following portion was linked to CPTs in FY15:

•        GEC: 100%

•        Other participants: 60%

2.3 Total remuneration

2.3.1 Benchmarking

Executive remuneration is benchmarked against data provided in national executive remuneration surveys, as well as against information disclosed in the remuneration reports of organisations included in our benchmarking peer group. One of the committee’s key tasks is to preserve the relevance, integrity and consistency of this benchmarking exercise. For positions below the GEC, survey reports from PwC Remchannel and Mercer Global Remuneration Solutions are used for benchmarking of South African remuneration levels; survey data from the Hay Group, ECA, Mercer and Towers Watson are used in different locations in the international environment.

For the period FY10-FY15, the same peer group was used for purposes of benchmarking executive remuneration practices. As indicated in the introduction, the peer group used for executive remuneration benchmarking purposes will be changed from FY16 and include companies with more similar market capitalisation and business models.

The ratios within the remuneration mix are structured for different structural layers within the organisation and geographic locations. The relative proportion of the remuneration components of the GEC within the approved remuneration mix is set out in the following charts:

Executive pay mix on target and maximum:

*   Total guaranteed package (TGP) is used in South Africa and equates to total cost of base salary and fixed allowances plus employer contributions to benefit funds.

The charts indicate a balanced portfolio of rewards allocated in terms of base salary/TGP, short-term and long-term incentives, tied to the achievement of group and individual targets set over the short and long term to ensure sustainable focus on the group’s strategic objectives. The pay mix remains unchanged for FY16.

2.3.2 Total guaranteed package/base salary and benefits

South African employees who are not covered by collective bargaining agreements, receive a total guaranteed package (TGP) which includes employer contributions towards retirement, risk, death and health care benefits. The concept of TGP was introduced in 2008 for supervisory levels and above and in terms of this model, all changes to benefit contribution levels are cost neutral to the employer. All increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees.

Annual increases to TGP are determined with reference to the scope and nature of an employee’s role, market benchmarks, individual performance, affordability and projected consumer price index figures. Annual increases for all employees outside of the collective bargaining councils take effect from 1 October. An overall annual increase of 6,3% was approved by the committee, effective 1 October 2014, for all employees outside the respective collective bargaining councils in South Africa. South African employees included in collective agreements received increases varying between 7,25% and 8,5%, for the period 1 July 2014 — 30 June 2015. This is the 6th consecutive year that increases awarded to management are lower than what was agreed through collective bargaining forums for unionised employees. In FY15, increases awarded were in line with anticipated movements in remuneration in the international jurisdictions and in accordance with individual performance. Similar basic benefits such as retirement and health care are offered to all permanent employees globally.

For FY16, due to the Business Performance Enhancement Programme, a partial salary freeze has been introduced; employees in executive, management, supervisory and specialist roles will not receive annual TGP or base salary increases in October 2015, typically when annual increases are awarded. Increase settlements have been agreed to for unionised employees in all sectors that we operate in.

2.3.3 Short-term incentives

The short-term incentive (STI) plan is designed to recognise the achievement of a combination of group and business unit entity or group functional performance objectives in addition to individual performance. The configuration and weightings attached to the different parts of the STI formula differs to the extent that employees can influence the achievement of performance objectives either directly or indirectly.

STI — members of the GEC

The following formula is used to calculate the STI amounts payable to the GEC:

STI target awards remained unchanged namely:

Role	Target incentive
President and Chief Executive Officer	115%
Executive Directors	90%
Group Executives	75%

The STI group measures were reviewed to reduce the weighting linked to the Earnings target and in favour of cost reduction targets. The Earnings target changed from growth in EBITDA to growth in Headline Earnings.

The group targets applicable to the GEC, their weights and the resultant outcome of the group performance factor multiplier for FY15 are indicated in the following table.

				Stretch		Weighted
Measure	Weighting	Threshold (0%)	Target (100%)	Target (150%)	Achievement	Achievement
Year-on-year growth in Headline Earnings	35%	FY14 Headline Earnings	FY14 Headline Earnings + CPI	FY14 Headline Earnings + CPI + 8%	Below FY14 Headline Earnings	0%
Year-on-year growth in volumes	20%	FY14 Volume	FY14 + 1%	FY14 + 2%	FY14 + 1,88%	28,8%
Year-on-year growth in Cash Fixed Costs	15%	FY14 CFC + PPI + 2%	FY14 CFC + PPI	FY14 CFC + PPI — 2%	FY14 CFC + PPI — 5,4%	22,5%
Measurable savings	10%	Project Phoenix measurable income statement savings of R1,1bn	Project Phoenix measurable income statement savings of R1,3bn	Project Phoenix measurable income statement savings of R1,4bn	R2,5bn savings	15%
Employment Equity	10%	30% of all opportunities used to employ from targeted groups	60% of all opportunities used to employ from targeted groups	75% of all opportunities used to employ from targeted groups	On average 49% of senior opportunities utilised to employ African and Coloured people	6,4%
Safety	10%	a) RCR excl illnesses: 0,38	RCR excl illnesses: 0,34	RCR excl illnesses: 0,32	RCR excl illnesses: 0,32 less penalty for fatality	9,5%
		b) Weighted average of leading indicators for all BUs to be 70%	Weighted average of leading indicators for all BUs to be 90%	Weighted average of leading indicators for all BUs to be 100%	Leading indicators: 84,07%
Overall weighted average					(FY14: 134,66)%	82,20%

The President and CEO’s performance is determined by the board, on recommendation of the committee and the chairman of the board. His performance is assessed against a pre-determined set of objectives that include inter alia strategic leadership, business results and stakeholder relations.

The portfolios of GEC members cover a number of business units or group functions, and large-scale projects, therefore a weighted combination of the relevant scores is included in the Individual Performance score for each GEC member. The measures that were assessed for the individual performance factors for members of the GEC included a combination of portfolio specific targets. Annual objectives for the President and CEO, are set by the Board and the final performance assessment done by the Chairman of the Board, is also confirmed by the Board.

The table below provides details of the factors and the final determination of annual STI award for FY15. The final Individual Performance Factors (IPFs) are disclosed in a range.

	TGP/			Individual
	Base salary			Performance	FY15
	as at		Group	Factor Range	STI
	30 June 2015	Target %	Factor %	%	value
	A	B	C	D	E = AxBxCxD
DE Constable(1)	US$935 618	115%	82,2%	115% – 120%	US$1 034 794
VN Fakude	R8 049 146	90%	82,2%	105% – 110%	R6 431 139
B Nqwababa(2)	R6 700 000	90%	82,2%	100% – 105%	R1 652 055
P Victor(2)	R4 000 000	90%	82,2%	110% – 115%	R2 268 883
SR Cornell	US$669 500	75%	82,2%	110% – 115%	US$474 659
FR Grobler	R4 631 949	75%	82,2%	105% – 110%	R3 141 156
VD Kahla	R5 469 952	75%	82,2%	105% – 110%	R3 642 003
BE Klingenberg	R6 316 568	75%	82,2%	110% – 115%	R4 361 464
E Oberholster(3)	R4 697 441	75%	82,2%	95% – 100%	R2 063 380
M Radebe	R4 868 500	75%	82,2%	100% – 105%	R3 001 430
CF Rademan	R5 938 600	75%	82,2%	110% – 115%	R4 210 354
SJ Schoeman	R4 579 500	75%	82,2%	105% – 110%	R3 049 123

(1)         Net USD salary used to calculate net USD short-term incentive.

(2)         Mr B Nqwababa was appointed as Chief Financial Officer with effect from 1 March 2015 replacing Mr P Victor as Acting CFO; both are eligible for a pro rata STI.

(3)         Mr E Oberholster retired from the group effective 31 March 2015 and is eligible for a pro rata STI.

The committee made no changes to formulaic incentive calculations.

STI — four levels below GEC

The following formula is used to calculate these STI amounts:

The group performance targets for the four levels below the GEC are growth in volume, cash fixed costs and headline earnings respectively. Safety, employment equity, project deliverables and specific business entity or group functional targets make up the BU entity/Group Functional STI scorecard. Each business unit and group functional STI score is verified by internal audit. For FY15, BU/Group Functional scores varied between 65% and 98%.

The IPF (0% – 150%) and the group performance factor (50% – 150% or 80% –120%; depending on role) are applied down to four levels below the GEC. Application of the IPF is conducted using a normal distribution to ensure that its implementation does not increase the total incentive pool made available for payment.

The group performance factors for the layers below were 125,20% (FY14:144,71%) and 110,08% respectively.

Long-term incentive plans

Governance over the long-term incentive (LTI) plans is provided by the committee. The committee approves grants in the following circumstances:

•                  upon promotion of an employee to a qualifying role;

•                  upon appointment to the group in a qualifying role;

•                  an annual award to eligible employees; and

•                  discretionary awards for purposes of retention.

LTI awards give participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the market value of a Sasol ordinary share (or ADR for international employees), subject to the vesting conditions. The plan does not confer any right to acquire shares in Sasol Limited and for awards made up to August 2014, employees are not entitled to dividends or dividend equivalents. Awards made from September 2014 onwards will receive the benefit of dividend equivalents on vested units only.

Termination conditions include:

•                  for reasons of death, disability, retirement or retrenchment vesting is subject to the probability assessment of achieving the corporate performance targets as well as the period in service over the vesting period; and

•                  for all other reasons, unvested rights are forfeited.

The accelerated vesting principles stated above will no longer apply to executives who receive awards from 1 July 2015 onwards, as normal vesting periods and conditions will remain intact even after service termination under ‘good leaver’ status. A service penalty will apply.

The following table sets out the policy target values of annual LTI awards made to prescribed officers in FY15 as a multiple of actual base salary/TGP. Actual awards may vary in terms of performance or other relevant factors.

Role	Multiple
President and Chief Executive Officer	150%
Executive Directors	135%
Group Executives	110%

The next table presents the progressive stance undertaken in aligning shareholder and management interests through increased weighting of LTI awards in terms of CPTs.

	% of LTI Award linked to CPTs
Year	SAR	LTI
FY12	25%	50%
FY13	60%	60%
FY14	No SARs issued	Top management: 70%
		Senior management: 60%
FY15	No SARs issued	GEC: 100%
		Other participants: 60%

The next table summarises the weightings and corporate performance targets under which the LTI awards were granted during FY15. Vesting is considered in terms of the weighted performance measured against four targets. If targets are not met, the performance based LTI awards are forfeited. If targets are exceeded the number of LTI awards that vest may be increased up to the maximum of the award. There is no opportunity for retesting of targets.

2015 Measures(1)	Weight (of the portion linked to the CPTs)	Threshold (below which 0% of the awards vest)	Target (at which 100% of the awards vest)	Stretch (over- performance) (at which 200% of the awards vest)
Increase in Tons produced per head	25%	0% improvement on FY14 base target	1% improvement on FY14 base target	2% improvement on FY14 base target
Growth in Attributable Earnings	25%	80% of average compound CPI for the three financial years	>100% to 120% of average compound CPI for the three financial years	>120% of average compound CPI for the three financial years
TSR(2) — JSE Resources 10 Index (exl Sasol)	15%	7th in peer group	5th in the peer group	3rd in peer group
TSR(2) — MSCI World Energy Index	35%	Below the 30th percentile of the index	Median of the index	80th percentile of the index

(1)              Vesting on a ranked relative basis between threshold and target and between target and maximum.

(2)              TSR = Total Shareholders’ Return.

The following changes will be made to the TSR measure for FY16:

2016 Measures	Weight (of the portion linked to the CPTs)	Threshold (below which 0% of the awards vest)	Target (at which 100% of the awards vest)	Stretch (at which 200% of the awards vest)
TSR — MSCI World Energy Index	25%	40th percentile	60th percentile	75th percentile
TSR — MSCI World Chemicals Index	25%	40th percentile	60th percentile	75th percentile

A summary of outstanding LTI awards and vesting percentages is presented in the following table:

			Weighting of Performance Targets
Financial year of allocation	Vesting year (FY)	Vesting Range	Attributable Earnings Growth	Production Volume Growth	Production volume/ headcount Growth	Share Price vs ALSI 40	TSR vs JSE RESI 10	TSR vs MSCI energy index	Vesting results

2011	2014	50% to 150%	25%	25%	—	50%	—	—	125%
2012	2015	50% to 150%	25%	25%	—	50%	—	—	100%
2013	2016	40% to 160%	25%	—	25%	—	25%	25%	156%
2014	2017	30% to 170%(1)	25%	—	25%	—	25%	25%	Unvested
		40% to 160%(2)
2015	2018	0% to 200%(1)	25%	—	25%	—	15%	35%	Unvested
		40% to 160%(2)

(1)          GEC.

(2)          All other participants.

No changes to formulaic results were made by the committee.

Share appreciation rights (SARs) (no awards made in FY15)

SARs gave participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the increase in the market value of a Sasol ordinary share from the date of grant, after the three, four and five year vesting periods respectively (up to FY12 over two, four and six years). The plan does not confer any rights to acquire shares in Sasol Limited and employees are not entitled to dividends (or dividend equivalents). The maximum period for exercising SARs is nine years from the date of the grant after which they lapse.

Vesting of previously awarded SARs is considered in terms of the weighted performance measured against targets. If targets are not met, the performance based SAR awards are forfeited, and if targets are exceeded, additional SARs are awarded. There is no opportunity for retesting of targets.

A summary of outstanding SAR allocations’ vesting percentages are presented in the table below:

			Weighting of Performance Targets
Financial year of allocation	Vesting year (FY)	Vesting Range	Attributable Earnings Growth	Production Volume Growth	Production volume/ headcount growth	Share Price vs ALSI 40	TSR vs JSE RESI 10	TSR vs MSCI energy index	Vesting results
2010	2012,	75% to 125%	25%	25%	—	50%	—	—	2012 = 106,25%
	2014 &								2014 = 112,50%
	2016								2016 = 100%
2011	2013,	75% to 125%	25%	25%	—	50%	—	—	2013 =112,50%
	2015 &								2015 = 100%
	2017								2017 = unvested
2012	2014,	75% to 125%	25%	25%	—	50%	—	—	2014 = 112,50%
	2016 &								2016 = 100%
	2018								2018 = unvested
2013	2016	40% to 160%	25%	—	25%	—	25%	25%	2016 = 156%
	2017 &								2017 = unvested
	2018								2018 = unvested
2014	2017	40% to 160%	25%	—	25%	—	25%	25%	Unvested
	2018 &
	2019

No awards were made in the period under review.

Sasol Share Incentive Scheme

The SAR plan replaced the previous Sasol Share Incentive Scheme, which has been closed since 2007. The Sasol Share Incentive Scheme will be closed in December 2015. See note 47.1 of the annual financial statements for the options which remain exercisable under the Sasol Share Incentive Scheme.

Sasol Inzalo Management Scheme

Sasol implemented the Sasol Inzalo black economic empowerment (BEE) transaction in 2008. As part of this transaction, senior black management (black managers), including black Executive Directors and members of the GEC, participated in the Sasol Inzalo Management Scheme and were awarded rights to Sasol ordinary shares. The rights entitle the employees from the inception of the scheme to receive dividends bi-annually and Sasol ordinary shares at the end of ten years, being the tenure of the transaction, subject to Sasol’s right to repurchase some of the shares issued to The Sasol Inzalo Management Trust (Management Trust) in accordance with a pre-determined repurchase formula. The formula takes into account the underlying value of the shares on 18 March 2008, the dividends not received by the Management Trust as a result of the pre-conditions attached to those shares and the price of Sasol ordinary shares at the end of the ten year period.

On retirement at normal retirement age, early retirement, retrenchment due to operational requirements or on leaving the employ of Sasol due to ill health during the tenure of the Sasol Inzalo transaction, the black managers (as defined in the Deed of Trust for The Sasol Inzalo Management Trust) will retain their entire allocation of rights until the end of the ten year period, subject to Sasol’s repurchase right referred to above. The nominated beneficiaries or heirs of those black managers, who die at any time during the transaction period, will succeed to their entire allocation of rights. On resignation within the first three years of having been granted these rights, all rights were forfeited. On resignation after three years or more from being granted the rights, the black managers forfeit 10% of their rights for each full year or part thereof remaining from the date of resignation until the end of the transaction period. Black managers leaving the employment of Sasol during the 10 year period by reason of dismissal, or for reasons other than operational requirements, will forfeit their rights to Sasol ordinary shares.

See note 47 of the annual financial statements for the outstanding rights under the Sasol Share Inzalo Management Scheme.

Share ownership guideline

The share ownership guideline which became effective on 1 July 2014 requires executive directors to hold Sasol shares or ADRs with a value of 200% of annual base salary for the President and Chief Executive Officer and 100% of annual pensionable remuneration for executive directors. The requirement must be fully achieved within five years from 1 July 2014, or from the date of appointment, if after this date.

Retention and sign-on payments

The sign-on payment and retention policy may be used in the external recruitment of candidates in highly specialised or scarce skill positions mostly in senior management levels, or to retain critical skills. These payments are linked to retention agreements of at least two years .

Section 3: Remuneration in 2015

The appointment and re-election dates of executive directors are outlined below:

Executive directors	Employment date in the group of companies	Date first appointed to the board	Date last re-elected as a director	Date due for re-election(1)
DE Constable	1 June 2011	1 July 2011	21 November 2014	N/A(2)
VN Fakude	1 October 2005	1 October 2005	22 November 2013	4 December 2015
B Nqwababa	1 March 2015	1 March 2015	21 November 2014	2017 AGM(3)

(1)              Projected date of retirement by rotation based on 13 directors in office on 30 June 2015.

(2)              Mr DE Constable’s employment with the company will terminate on 30 June 2016.

(3)              Date of the meeting has not yet been determined.

President and Chief Executive Officer and executive directors’ remuneration

The President and Chief Executive Officer’s salary and short term incentive is paid to him on a net of tax basis in USD.

The required Rand based disclosure is impacted by the Rand: US Dollar exchange rate. In the past financial year, the rate has fluctuated between R10,51 and R12,58 which distorts the actual remuneration received. Therefore to facilitate comprehensive remuneration disclosure, the table below provides the actual year-on-year increase in net base salary and STI since 2012.

	2012	2013	2014	2015	% change
DE Constable	US$	US$	US$	US$	(FY14/15)
Net Base salary	827 782	865 032	899 633	935 618	4%
Net STI	839 803	1 320 231	1 717 770	1 034 794	(40)%

Remuneration and benefits paid and short-term incentives (disclosed in Rands) approved in respect of 2015 for executive directors were as follows:

		Retirement	Other	Annual	Total	Total
	Salary	funding	benefits(1)	incentives(2)	2015(3)	2014(4)
Directors	R’000	R’000	R’000	R’000	R’000	R’000
DE Constable(5)	17 722	234	5 477	23 578	47 011	51 962
B Nqwababa(6)	1 960	249	582	1 652	4 443	—
VN Fakude	6 067	1 732	652	6 431	14 882	17 959
P Victor(7)	1 999	300	279	2 269	4 847	8 231
KC Ramon(8)	—	—	—	—	—	9 635
Total	27 748	2 515	6 990	33 930	71 183	87 787

(1)         Other benefits are detailed in the next table.

(2)         Incentive approved on the group results for the 2015 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2015. The difference between the amount approved as at 4 September 2015 and the total amount accrued as at 30 June 2015 represents an over provision of R14,2 million. The under provision for 2014 of R12,1 million was reversed in 2015.

(3)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes, which are disclosed separately.

(4)         Includes incentives approved on the group results for the 2014 financial year and paid in 2015.

(5)         Salary and short-term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and on 4 September 2015 for the incentive being the date of approval of the consolidated annual financial statements.

(6)         Mr B Nqwababa was appointed as Chief Financial Officer with effect from 1 March 2015 and is entitled to a pro rata incentive.

(7)         Mr P Victor was acting Chief Financial Officer until 28 February 2015 and pro rata amounts in respect of this period, are disclosed.

(8)         Ms KC Ramon resigned as Chief Financial Officer with effect from 9 September 2013, and resigned from the group on 30 November 2013.

Benefits and payments made in 2015 disclosed in the table above as “other benefits” include the following:

			Vehicle			Total	Total
			insurance			other	other
	Vehicle	Medical	fringe	Security		benefits	benefits
	benefits	benefits	benefits	benefit	Other	2015	2014
Directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000
DE Constable(1)	—	381	6	1 028	4 062	5 477	5 847
B Nqwababa(2)	—	24	2	112	444	582	—
VN Fakude	60	42	6	544	—	652	356
P Victor(3)	67	—	4	—	208	279	1 088
KC Ramon	—	—	—	—	—	—	8 326
Total	127	447	18	1 684	4 714	6 990	15 617

(1)         Cost of grossing up additional benefits offered under the expatriation policy for tax purposes: Security (R685 499), Medical Aid (R254 034); Housing including gross up (R2 251 914), Home Leave Allowance including gross up (R710 273), Car insurance (R4 160), Risk and personal accident (R156 012). Medical benefits include international cover for dependents.

(2)         A sign-on agreement totalling R9 000 000 and payable over three years was concluded with Mr B Nqwababa as part of his employment contract compensating partially for incentives and benefits forfeited when he resigned from his previous employer. This amount reflects the first payment, apportioned for his period of service within the 2015 financial year. In terms of the agreement, the balance is payable in equal instalments over FY16 and FY17.

(3)         Retention payment of R1 500 000 made to Mr P Victor in October 2014 linked to his role as acting Chief Financial Officer for the period October 2014 to February 2015. This amount reflects that portion related to his period of service within the financial year.

Prescribed officers

Remuneration and benefits paid and short-term incentives (disclosed in Rands) approved in respect of 2015 for prescribed officers were as follows:

		Retirement	Other	Annual	Total	Total
	Salary	funding	benefits(1)	incentive(2)	2015(3)	2014(4)
Prescribed officers	R’000	R’000	R’000	R’000	R’000	R’000
SR Cornell(5)	7 753	208	4 621	6 489	19 071	7 588
AM de Ruyter(6)	—	—	—	—	—	2 676
FR Grobler	3 012	1 316	279	3 141	7 748	8 393
VD Kahla	4 690	618	441	3 642	9 391	10 904
BE Klingenberg	4 514	1 421	406	4 362	10 703	11 822
E Oberholster(7)	2 355	1 051	63	2 063	5 532	6 515
M Radebe	3 771	682	365	3 002	7 820	8 742
CF Rademan	3 674	1 772	423	4 210	10 079	11 802
SJ Schoeman	3 821	417	280	3 049	7 567	1 407
GJ Strauss(8)	—	—	—	—	—	2 805
Total	33 590	7 485	6 878	29 958	77 911	72 654

(1)         Other benefits are listed in the table below.

(2)         Incentives approved on the group results for the 2015 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package or base salary as at 30 June 2015. The difference between the amount approved as at 4 September 2015 and the total amount accrued as at 30 June 2015 represents an over provision of R6 million.

(3)         Total remuneration in the financial year excludes gains derived from the long-term incentive plans which are disclosed separately.

(4)         Includes incentives on the group results for the 2014 financial year.

(5)         Mr SR Cornell under his US employment contract is paid in USD and the amount reflected amount, for purposes of disclosure only, had been converted to Rand using the average exchange rate over the period.

(6)         Mr AM de Ruyter resigned from the group with effect from 30 November 2013.

(7)         Mr E Oberholster retired from the group with effect from 31 March 2015, and is entitled to a pro rata STI.

(8)         Mr GJ Strauss retired from the group with effect from 30 September 2013.

Benefits and payments made in 2015 disclosed in the table above as “other benefits” include the following:

			Vehicle			Total	Total
			insurance			other	other
	Vehicle	Medical	fringe	Security	Other	benefits	benefits
	benefits	benefits	benefits	benefits	benefits	2015	2014
Prescribed officers	R’000	R’000	R’000	R’000	R’000	R’000	R’000
SR Cornell(1)	—	209	—	—	4 412	4 621	1 712
AM de Ruyter	—	—	—	—	—	—	146
FR Grobler	166	68	6	39	—	279	1 695
VD Kahla	—	72	6	363	—	441	522
BE Klingenberg	213	72	6	115	—	406	304
E Oberholster	—	51	5	7	—	63	61
M Radebe	264	72	6	23	—	365	360
CF Rademan	320	63	6	34	—	423	410
SJ Schoeman	200	72	6	2	—	280	46
GJ Strauss	—	—	—	—	—	—	65
Total	1 163	679	41	583	4 412	6 878	5 321

(1)         Mr SR Cornell received a payment of US$100 000 linked to a deferred sign on agreement which is part of his employment contract. Payments are done in tranches upon achievement of significant milestones on the US Mega projects.

Mr SR Cornell received a sign on payment of US$750 000 linked to a retention period of 36 months, from February 2014, partially compensating him for incentives and benefits forfeited when he resigned from his previous employer. This amount reflects the portion related to his period in service for the financial year (US$750 000*12/36).

3.2 Non-executive directors

Non-executive directors are appointed to the Sasol Limited board based on their ability to contribute competence, insight and experience appropriate to assisting the group to set and achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of director necessary to contribute to a highly effective board. They do not receive short-term incentives, nor do they participate in long-term incentive plans. No arrangement exists for compensation in respect of loss of office.

As an exception to the recommended remuneration practice of the King III Code, and as in previous years, the fee structure for non-executive directors is not split between a base fee and an attendance fee. Board members are paid a fixed annual fee in respect of their board membership, as well as supplementary fees for committee membership and an ad hoc committee fee for formally scheduled board and committee meetings which do not form part of the annual calendar of meetings. The fee structure reflects the responsibilities of the directors that extend beyond the attendance of meetings and the requirement for directors to be available between scheduled meetings, when required. Non-executive directors receive fixed fees for services on boards and board committees.

Actual fees and the fee structure are reviewed annually. In setting fees, consideration is given to the increased responsibility placed on non-executive directors due to onerous legal and regulatory requirements and the commensurate risk assumed. The peer group used for benchmarking of fees is the same as for executive remuneration benchmarking. The board recommends the fees payable to the chairman and non-executive directors for approval by the shareholders. Following the recent review, it was clear that the board fees for the resident directors are significantly behind the new peer group. As a result it is intended that these fees be increased over a number of years to bring them more in line with the benchmarks.

The revised fees of the non-executive directors will be submitted to the shareholders for approval at the annual general meeting to be held on 4 December 2015, and implemented with retroactive effect from 1 July 2015, once approval by way of special resolution has been obtained. In the event that shareholder approval is not obtained, then the current fee structure will remain in place until such time as shareholders approve a new structure.

Annual non-executive directors’ fees are as follows for the two past financial years:

	2015		2014
	Member	Chairman	Member	Chairman

Chairman of the board, inclusive of fees payable for attendance or membership of board committees and directorship of the company		R4 900 000		R4 800 000

Resident fees:
Non-executive Directors	R530 000		R490 000
Audit Committee Members	R199 000	R398 000	R194 000	R388 000
Remuneration Committee Members	R136 000	R272 000	R130 000	R260 000
Risk and Safety, Health and Environment Committee	R117 000	R234 000	R112 500	R225 000
Nomination and Governance Committee	R117 000	R234 000	R112 500	R225 000
Share Incentive Plan Trustees (resident and non-resident)	R67 000	R134 000	R67 000	R134 000
Lead Independent Director fee (additional fee)	R170 000		R168 000
Attendance of formally scheduled ad hoc board and committee meetings (per meeting)	R21 000		R19 700
Non-resident fees:
Non-executive Directors	US$147 000		US$143 000
Audit Committee Members	US$27 000	US$54 000	US$26 500	US$53 000
Remuneration Committee Members	US$20 500	US$41 000	US$20 000	US$40 000
Risk and Safety, Health and Environment Committee	US$18 500	US$37 000	US$18 000	US$36 000
Nomination and Governance Committee	US$18 500	US$37 000	US$18 000	US$36 000
Lead Independent Director fee (additional fee)	US$51 000		US$50 050

The chairman of a board committee is paid double the committee meeting fees of a member of such a committee. Executive directors do not receive directors’ fees.

A non-executive director is required to retire at the end of the calendar year in which the director turns 70, unless the board, subject to the memorandum of incorporation and by unanimous resolution on a year-to-year basis, extends the director’s term of office until the end of the year in which he or she turns 73.

Details of the appointments of non-executive directors in office are listed below:

Non-executive directors	Date first appointed to the board	Date last re-elected as a director	Date due for re-election
MSV Gantsho (Chairman)	1 June 2003	22 November 2013	4 December 2015
JE Schrempp (Lead Independent Director)	21 November 1997	30 November 2012	4 December 2015
C Beggs	8 July 2009	21 November 2014	25 November 2016
HG Dijkgraaf	16 October 2006	21 November 2014	25 November 2016
NNA Matyumza	8 September 2014	21 November 2014	25 November 2016
IN Mkhize	1 January 2005	22 November 2013	4 December 2015
ZM Mkhize	29 November 2011	21 November 2014	25 November 2016
MJN Njeke	4 February 2009	22 November 2013	25 November 2016
PJ Robertson	1 July 2012	21 November 2014	2017 Annual General Meeting(1)
S Westwell	1 June 2012	30 November 2012	4 December 2015

(1) Date of meeting not yet determined

Non-executive directors’ remuneration for the year was as follows:

	Board	Lead		Share	Ad hoc or
	meeting	Director	Committee	incentive	special board	Total	Total
	fees	fees	fees	trust fees	meeting	2015	2014
Non-executive directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000
MSV Gantsho(1) (Chairman)	4 900	—	—	—	—	4 900	3 132
JE Schrempp (Lead Independent Director) (2)	1 736	603	461	67	42	2 909	2 489
C Beggs	530	—	515	—	84	1 129	1011
HG Dijkgraaf(2)	1 736	—	922	67	63	2 788	2 383
NNA Matyumza(3)	398	—	149	—	63	610	—
IN Mkhize	530	—	569	134	84	1 317	1 193
ZM Mkhize	530	—	117	—	42	689	603
MJN Njeke	530		199	—	63	792	704
B Nqwababa(4)	123	—	48	—	—	171	419
TH Nyasulu(5)	—	—	—	—	—	—	2 000
PJ Robertson(2)	1 736	—	410	67	63	2 276	1 796
S Westwell(2)	1 736	—	537	—	84	2 357	1 985
Total	14 485	603	3 927	335	588	19 938	17 715

(1)         Appointed as Chairman effective 22 November 2013. Pro rata fees disclosed for the 2014 financial year.

(2)         Board and committee fees paid in US dollars.

(3)         Appointed as non-executive director effective 8 September 2014.

(4)         Resigned as non-executive director effective 26 September 2014.

(5)         Resigned as Chairman and non-executive director effective 22 November 2013.

LTIs previously granted, exercised, implemented, settled and/or vested

The interests of the directors in the form of LTIs are shown in the tables below. During the year to 30 June 2015, the highest and lowest closing market prices for the company’s shares were R365,10 on 14 January 2015 and R642,72 on 9 September 2014 and the closing market price on 30 June 2015 was R450,00. Refer to note 47 of the consolidated annual financial statements for the year ended 30 June 2015 for further details of the incentive plans.

LTI holdings

Directors	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Effect of change in composition of board of directors (number)	Effect of corporate performance targets (number)	Long-term incentive rights settled (number)	Balance at end of year (number)
DE Constable	79 438	41 000	0,00	11-Sep-14	—	6 270	(31 352)	95 356
VN Fakude	65 656	18 000	0,00	11-Sep-14	—	3 492	(17 462)	69 686
B Nqwababa(1)	—	30 000	0,00	12-Mar-15	—	—	—	30 000
P Victor(2)	11 495	11 000	0,00	11-Sep-14	(20 892)	400	(2 003)	—
Total	156 589	100 000			(20 892)	10 162	(50 817)	195 042

(1)   Mr B Nqwababa was appointed as Director and Chief Financial Officer with effect from 1 March 2015.

(2)   Mr P Victor resigned as acting Chief Financial Officer with effect from 28 February 2015.

LTIs vested during the year

		Long-term incentive	Average offer price	Market price	Gain on settlement of long-term incentive rights
	Vesting	rights vested	per share	per share	2015	2014
Directors	dates	(number)	(Rand)	(Rand)	R’000	R’000
DE Constable	15-Sep-14	31 352	0,00	618,23	19 383	36 635
VN Fakude	15-Sep-14	17 462	0,00	618,23	10 796	12 946
P Victor(1)	15-Sep-14	2 003	0,00	618,23	1 238	694
Total		50 817			31 417	50 275

(1)   Mr P Victor resigned as acting Chief Financial Officer with effect from 28 February 2015.

LTIs unvested at the end of the year, vest during the following periods

Directors	Within one year (number)	One to two years (number)	Two to three years (number)	Total (number)
DE Constable	12 662	41 694	41 000	95 356
VN Fakude	21 240	30 446	18 000	69 686
B Nqwababa(1)	—	—	30 000	30 000
Total	33 902	72 140	89 000	195 042

(1)   Mr B Nqwababa was appointed as Director and Chief Financial Officer with effect from 1 March 2015.

Share appreciation rights, with performance targets

Directors	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Effect of change in composition of board of directors (number)	Effect of corporate performance targets (number)	Balance at end of year (number)
DE Constable	365 662	—	—	—	—	10 125	375 787
VN Fakude	155 587	—	—	—	—	3 962	159 549
P Victor(1)	14 200	—	—	—	(14 437)	237	—
Total	535 449	—			(14 437)	14 324	535 336

(1)   Mr P Victor resigned as acting Chief Financial Officer with effect from 28 February 2015.

Share appreciation rights, with performance targets exercised

No share appreciation rights with corporate performance targets were exercised during the year.

Share appreciation rights, with performance targets, outstanding at the end of the year vest during the following periods

Directors	Already vested (number)	Within one year (number)	One to two years (number)	Total (number)
DE Constable	219 487	37 600	118 700	375 787
VN Fakude	36 649	41 900	81 000	159 549
Total	256 136	79 500	199 700	535 336

Share appreciation rights, without performance targets

Directors	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand)	Grant date	Effect of change in composition of board of directors	Balance at end of year (number)
VN Fakude	7 400	—	—	—	—	7 400
P Victor(1)	7 000	—	—	—	(7 000)	—
Total	14 400	—			(7 000)	7 400

(1)   Mr P Victor resigned as acting Chief Financial Officer with effect from 28 February 2015.

Share appreciation rights, without performance targets exercised

No share appreciation rights without corporate performance targets were exercised during the year.

Share appreciation rights, without performance targets, outstanding at the end of the year, vest during the following periods

Directors	Already vested (number)	Total (number)
VN Fakude	7 400	7 400
Total	7 400	7 400

Sasol Share Incentive scheme

Directors do not have any outstanding share options previously awarded under the Sasol Share incentive Scheme and did not exercise any options during the course of the financial year.

Sasol Inzalo Management scheme rights

At the grant date on 3 June 2008, the issue price of the underlying share of R366,00 which represented the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008.

The shares were issued to The Sasol Inzalo management Trust at R0,01 per share.

Directors	Balance at beginning of year (number)	Rights granted (number)	Value of underlying share (Rand)	Grant date	Effect of resignations (number)	Balance at end of year (number)
VN Fakude	25 000	—	—	—	—	25 000
Total	25 000	—			—	25 000

Prescribed officers

LTI holdings

Prescribed officers	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand/USD)	Grant date	Effect of corporate performance targets (number)	Long-term incentive rights settled (number)	Long-term incentive rights lapsed (number)	Balance at end of year (number)
SR Cornell(1)	37 000	5 100	0,00	11-Sep-14	—	—	—	42 100
FR Grobler	29 672	7 500	0,00	11-Sep-14	673	(3 368)	—	34 477
VD Kahla	24 539	9 000	0,00	11-Sep-14	885	(4 425)	—	29 999
BE Klingenberg	36 345	9 000	0,00	11-Sep-14	1 594	(7 970)	—	38 969
E Oberholster(2)	30 044	7 500	0,00	11-Sep-14	(12 662)	(17 382)	(7 500)	—
M Radebe	25 424	9 000	0,00	11-Sep-14	1 106	(5 531)	—	29 999
CF Rademan	34 659	11 000	0,00	11-Sep-14	1 912	(9 563)	—	38 008
SJ Schoeman	28 100	7 500	0,00	11-Sep-14	280	(1 403)	—	34 477
Total	245 783	65 600			(6 212)	(49 642)	(7 500)	248 029

(1)   Mr SR Cornell was appointed in the US and therefore his LTIs are valued at the Sasol ADR price on the NYSE.

(2)   Mr E Oberholster retired from the group with effect from 31 March 2015 and termination arrangements were implemented.

LTIs vested during the year

		Long-term incentive	Average offer price	Market price	Gain on settlement of long-term incentive rights
	Vesting	rights vested	per share	per share	2015	2014
Prescribed officers	dates	(number)	(Rand)	(Rand)	R’000	R’000
FR Grobler	15-Sep-14	3 368	0,00	618,23	2 082	—
VD Kahla	15-Sep-14	4 425	0,00	618,23	2 736	8 299
BE Klingenberg	15-Sep-14	7 970	0,00	618,23	4 927	2 804
E Oberholster(1)		17 382			8 082	1 640
	15-Sep-14	4 042	0,00	618,23	2 499
	31-Mar-15	13 340	0,00	418,51	5 583
M Radebe	15-Sep-14	5 531	0,00	618,23	3 419	8 650
CF Rademan	15-Sep-14	9 563	0,00	618,23	5 912	2 804
SJ Schoeman	15-Sep-14	1 403	0,00	618,23	867	2 830
Total		49 642			28 025	27 027

(1)   Mr E Oberholster resigned from the group with effect from 31 March 2015.

LTIs unvested at the end of the year, vest during the following periods

Prescribed officers	Within one year (number)	One to two years (number)	Two to three years (number)	Total (number)
SR Cornell	—	37 000	5 100	42 100
FR Grobler	6 841	20 136	7 500	34 477
VD Kahla	8 510	12 489	9 000	29 999
BE Klingenberg	12 200	17 769	9 000	38 969
M Radebe	8 510	12 489	9 000	29 999
CF Rademan	12 200	14 808	11 000	38 008
SJ Schoeman	6 841	20 136	7 500	34 477
Total	55 102	134 827	58 100	248 029

Share appreciation rights, with performance targets

Prescribed officers	Balance at beginning of year (number)	Granted (number)	Average offer price per share (Rand/ USD)	Grant date	Effect of change in composition of Prescribed officers (numbers)	Effect of corporate performance targets (number)	Balance at end of year (number)
FR Grobler	50 618	—	—	—	—	237	50 855
VD Kahla	66 100	—	—	—	—	2 400	68 500
B Klingenberg	86 181	—	—	—	—	962	87 143
E Oberholster(1)	40 987	—	—	—	(42 037)	1 050	—
M Radebe	115 362	—	—	—	—	2 875	118 237
CF Rademan	65 400	—	—	—	—	962	66 362
SJ Schoeman	41 193	—	—	—	—	987	42 180
Total	465 841	—			(42 037)	9 473	433 277

(1)   Mr E Oberholster resigned from the group with effect from 31 March 2015.

Share appreciation rights, with performance targets exercised during the year

No share appreciation rights with corporate performance targets were exercised during the year.

Share appreciation rights, with performance targets, outstanding at the end of the year, vest during the following periods

Prescribed officers	Already vested (number)	Within one year (number)	One to two years (number)	Two to five years (number)	Total (number)
FR Grobler	21 055	14 700	6 500	8 600	50 855
VD Kahla	21 600	11 000	25 000	10 900	68 500
B Klingenberg	33 243	20 400	15 800	17 700	87 143
M Radebe	62 537	14 600	28 800	12 300	118 237
CF Rademan	8 662	22 300	15 800	19 600	66 362
SJ Schoeman	17 280	6 300	12 500	6 100	42 180
Total	164 377	89 300	104 400	75 200	433 277

Share appreciation rights, without performance targets

Prescribed officers	Balance at beginning of year (number)	Granted (number)	Effect of change in composition of Prescribed officers (numbers)	Balance at end of year (number)
FR Grobler	12 700	—	—	12 700
B Klingenberg	80 400	—	—	80 400
E Oberholster(1)	8 200	—	(8 200)	—
M Radebe	11 400	—	—	11 400
CF Rademan	25 500	—	—	25 500
SJ Schoeman	19 100	—	—	19 100
Total	157 300	—	(8 200)	149 100

(1)  Mr E Oberholster resigned from the group with effect from 31 March 2015.

Share appreciation rights, without performance targets, exercised

No share appreciation rights with corporate performance targets were exercised during the year.

Share appreciation rights, without performance targets, outstanding at the end of the year vest, during the following periods

Prescribed officers	Already vested (number)	Within one year (number)	Total (number)
FR Grobler	12 700	—	12 700
B Klingenberg	58 000	22 400	80 400
M Radebe	11 400	—	11 400
CF Rademan	3 000	22 500	25 500
SJ Schoeman	9 300	9 800	19 100
Total	94 400	54 700	149 100

Sasol Share Incentive scheme

Prescribed officer	Balance at beginning of year (number)	Share options implemented (number)	Balance at end of year (number)
FR Grobler	4 000	—	4 000
Total	4 000	—	4 000

All share options outstanding at the end of the year, have vested.

Share options implemented

No share options were implemented during the year.

Sasol Inzalo Management scheme rights

	Balance at beginning of year	Rights granted	Value of underlying share		Effect of change in composition of group executive committee	Balance at end of year
Prescribed officer	(number)	(number)	(Rand)	Grant date	(number)	(number)
M Radebe	15 000	—	—	—	—	15 000

At grant date on 3 June 2008, the issue price of the underlying share of R366,00, which represented the 60 day volume weighted average price of Sasol ordinary shares to 18 March 2008. The shares were issued to The Sasol Inzalo Management Trust at R0,01 per share.

Beneficial shareholding

The aggregate beneficial shareholding at 30 June 2015 of the directors of the company and the prescribed officers and their associates (none of whom have a holding greater than 1%) in the issued ordinary share capital of the company are detailed in the following tables.

	2015			2014
Beneficial shareholdings	Direct beneficial	Indirect beneficial(1)	Total beneficial shareholding	Direct beneficial	Indirect beneficial(1)	Total beneficial shareholding
Executive directors
VN Fakude	4 269	—	4 269	1 500	—	1 500
KC Ramon(2)	—	—	—	30	41 556	41 586
Non-executive directors
IN Mkhize	313	18 626	18 939	313	18 626	18 939
TH Nyasulu(3)	—	—	—	—	1 450	1 450
Total	4 582	18 626	23 208	1 843	61 632	63 475

(1)   Shares in Sasol Inzalo Public Limited (RF).

(2)   Resigned with effect from 9 September 2013.

(3)   Resigned with effect from 22 November 2013.

	2015			2014
Prescribed officers	Direct beneficial	Indirect beneficial(1)	Total beneficial shareholding	Direct beneficial	Indirect beneficial(2)	Total beneficial shareholding

AM de Ruyter(3)	—	—	—	5 900	—	5 900
FR Grobler	13 500	—	13 500	13 500	—	13 500
CF Rademan	2 500	—	2 500	—	—	—
GJ Strauss(4)	—	—	—	4 300	—	4 300
M Radebe	—	3 357	3 357	—	3 819	3 819
E Oberholster(5)	—	—	—	—	300	300
Total	16 000	3 357	19 357	23 700	4 119	27 819

(1)   Shares in Sasol Inzalo Public Limited (RF).

(2)   Includes units held in the Sasol Share Savings Trust and shares in Sasol Inzalo Public Limited (RF).

(3)   Resigned with effect from 30 November 2013.

(4)   Retired with effect from 30 September 2013.

(5)   Retired with effect from 31 March 2015.

Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the total issued capital of Sasol on 30 June 2015 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares have limited trading rights until 7 September 2018. Refer to note 47 of the consolidated annual financial statements for the year ended 30 June 2015 for details of the Sasol Inzalo share transaction.

Dilution

The potential dilution that could occur if all the share options are implemented under the Sasol Share Incentive Scheme and the Sasol Inzalo share plan is addressed in note 47 of the consolidated annual financial statements.

Post script: Summary of termination arrangements applicable to prescribed officer agreements

REMUNERATION POLICY COMPONENT	VOLUNTARY TERMINATION (i.e. resignation)	INVOLUNTARY TERMINATION (i.e. retrenchment, redundancy, retirement or other reasons included under the definition of ‘good leaver’)
Base Salary	Payable up to the last date of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last date of service including the notice period.
In cases of retrenchment or redundancy, a four month notice period applies where typically notice period will be paid out in lieu of working the full notice period.
Health insurance	Benefit continues up to the last date of service.	Benefit continues up to last date of service and for pensioners who qualify for the post retirement plan, they continue to receive the employer’s contribution towards the health plan.
Retirement and risk plans	Employer contributions are paid up to the last date of service. The employee is entitled to the full value of the investment and any returns thereon.	Employer contributions paid up to last date of service. The employee is entitled to the full value of investment and any returns thereon.

REMUNERATION POLICY COMPONENT	VOLUNTARY TERMINATION (i.e. resignation)	INVOLUNTARY TERMINATION (i.e. retrenchment, redundancy, retirement or other reasons included under the definition of ‘good leaver’)
Other benefits		In cases of retrenchment/redundancy, a severance package equal to three weeks’ salary per completed year of service is offered in addition to the notice period.
In case of voluntary retrenchments, an additional three months’ salary is included in the severance package.
Short-Term Incentive (STI)

If the executive resigns on or after 30 June, there is an entitlement to the STI which may be applicable for the past financial year, subject to the achievement of performance targets. No pro rata incentive is due if the executive leaves prior to the end of the financial year.

A pro rata incentive is payable for the period in service during the financial year.
Long-Term Incentives (LTIs)	All vested SARs to be exercised by the last date of service. All unvested SARs and LTIs are forfeited.

To the extent that CPTs have been met, unvested SARs and LTIs will vest on the last date of service if the executive does not retire before the contractual retirement age. For early retirees, the original SAR vesting period remains unchanged up to the normal date of retirement and then vests subject to the achievement of CPTs as well as an application of a service penalty for the period not worked during the vesting period.

•                      In cases of executives being dismissed, the salary and contributions towards benefit plans will be paid up to the last date of service, but there will be no entitlement to unvested long-term incentive awards, or a pro rata short-term incentive.

•                       In cases of separation by mutual agreement, the salary and contributions towards benefit plans will be paid up to the last date of service and a mutual separation amount or a retainer may be offered subject to board approval.

•                       In the event of a takeover or merger of the company, the rights issued under the long-term incentive plan will vest immediately subject to the latest estimated performance achievement against the corporate performance targets, as approved by the board.

•                      There are no arrangements for ‘golden’ parachutes or any other incentivised terminations other than what is payable under the retrenchment policy.

•                      Prescribed officers and participants of the long-term incentive plans may not trade any Sasol shares or long-term incentives during a closed period.

•                      The Committee has the discretion to vary cessation conditions.

•                      From FY16 there will no longer be accelerated vesting on LTIs issued to executives and the normal vesting period will remain in place for good leavers.